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November 10, 2005

VIA EDGAR

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United State Securities and Exchange Commission

Mail Stop 4-06

Washington, D.C.  20549

Re:                               Response to Comment Letter dated October 17, 2005

Ms. Collins:

In light of our conversation with Mr. Tom Ferraro on October 26, 2005, we revised our disclosures in our most recent earnings release, which was furnished under Item 9.01 in a Current Report on Form 8-K to the U.S. Securities and Exchange Commission on November 2, 2005, to address each of the issues raised in the Staff’s comment letter dated October 17, 2005 to Mark R. Goldston, Chairman, Chief Executive Officer and President of United Online, Inc.  For the convenience of the Staff, we have repeated your comments 1 through 4 in italic type below, and our response to each comment follows each numbered comment.

Comment No. 1:

In your response to our comment no. 2 you indicate that Adjusted OIBDA and Adjusted Net Income exclude certain items that do not impact the company’s cash flows.  In addition we note from your response that management utilizes Adjusted OIBDA to assess the company’s ability to make capital expenditures, fund working capital requirements, incur and repay indebtedness, pay dividends and fund strategic initiatives.  Considering your response that Adjusted OIBDA and Adjusted Net Income, either exclude items that do not impact the company’s cash flows and/or that management utilizes these measures to assess other items of liquidity, tell us why these Non-GAAP measures are not considered measures of liquidity and reconciled to the most comparable GAAP liquidity measure.

Response to Comment No. 1:

We view Adjusted OIBDA and Adjusted Net Income primarily as performance measures and have revised our disclosure accordingly.  The discussion in the earnings release of Adjusted OIBDA and Adjusted Net Income read as follows:

Adjusted OIBDA:

“Adjusted operating income before depreciation and amortization (adjusted OIBDA) is defined as operating income before depreciation, amortization, stock-based compensation and facility-exit costs. Management believes that because adjusted OIBDA excludes certain items that (1) do not impact the company’s cash flows (such as depreciation, amortization and stock-based compensation); or (2) management believes are not reflective of the company’s core operating results over time (non-recurring facility-exit costs in the September 2004 quarter related to the relocation of the company’s corporate offices), this measure provides investors with additional useful information to measure the company’s performance, particularly with respect to changes in performance from period to period. Management uses adjusted OIBDA to measure the company’s performance and monitors adjusted OIBDA to ensure compliance with specific financial covenants in our term loan agreement.  The company’s Board of Directors uses this measure in determining certain compensation incentives for certain members of the company’s management.  Adjusted OIBDA is not determined in accordance with generally accepted accounting principles (GAAP) and should be considered in addition to, not as a substitute for or superior to, financial measures determined in accordance with GAAP.  A limitation associated with the use of adjusted OIBDA is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business.  Management evaluates the costs of such tangible and intangible assets through other financial measures such as capital expenditures and purchase accounting.  An additional limitation associated with this measure is that it does not include stock compensation expenses related to the company’s workforce.  Management compensates for this limitation by providing supplemental information about stock compensation expense on the face of the consolidated statements of operations.  Management does not believe either of these limitations is material, particularly when such measure is disclosed with its most comparable GAAP financial measure, operating income.  A reconciliation to operating income is provided in the accompanying tables.”

Adjusted Net Income:

“Adjusted net income is defined as net income before the after-tax effect of amortization of intangible assets, stock-based compensation and facility-exit costs. Management believes that adjusted net income provides investors with additional useful information to measure the company’s financial performance, particularly from period to period, exclusive of (1) certain non-cash expenses (such as amortization and stock-based compensation); and (2) other items which management believes are not reflective of the company’s core operating results over time (non-recurring facility-exit costs in the September 2004 quarter related to the relocation of the company’s corporate offices).  Management also uses adjusted net income for this purpose.  Adjusted net income is not determined in accordance with generally accepted accounting principles (GAAP) and should be considered in addition to, not as a substitute for or superior to, financial measures determined in accordance with GAAP.  The limitations of adjusted net income are that, similar to adjusted OIBDA, it does not include certain costs, and the term adjusted net income does not have a standardized meaning.  Therefore, other companies may use the same, or a similarly named measure but exclude different items, which may not provide investors a comparable view of the company’s performance in relation to other companies in the same industry.  Management compensates for this limitation by presenting the most comparable GAAP measure, net income, directly ahead of adjusted net income in this earnings release and by providing a reconciliation that shows and describes the adjustments made.  Management does not believe these limitations are material, particularly when such measure is disclosed with its most comparable GAAP financial measure, net income.  A reconciliation to net income is provided in the accompanying tables.”

Comment No. 2:

You indicate in response to our comment no. 2 that Adjusted OIBDA and Adjusted Net Income exclude certain items that are not reflective of the company’s core operating results over time.  Considering both of these Non-GAAP measures exclude charges, such as stock compensation expense and depreciation and amortization, which appear to be recurring charges, tell us why the items excluded are not reflective of the company’s core operating results.

Response to Comment No. 2:

We clarified our disclosure in response to Comment No. 2 to more clearly show that the expenses we incurred in moving our corporate headquarters are non-recurring.  The revised disclosure is set forth in response to Comment No. 1 above.

Comment No. 3:

We note from your response to comment no. 2 that you do not believe there are material limitations associated with the use of Adjusted OIBDA and Adjusted Net Income but that there are limitations with using these measures.  Tell us why the exclusion of material recurring charges, such as stock compensation, depreciation and income taxes, are not considered material limitations in utilizing these Non-GAAP measures, as compared to the use of the most directly comparable GAAP financial measure which includes these recurring charges.

Response to Comment No. 3:

We revised the disclosure in our most recent earnings release to address the limitations associated with the use of each non-GAAP measure.  While we recognize that there are limitations associated with the use of these Non-GAAP measures as a result of the exclusion of certain recurring charges – including material charges – we do not believe that these limitations are material when each such measure is disclosed in an equal or less prominent manner than, and is clearly reconciled with, its most comparable GAAP financial measure.  We believe that presenting such Non-GAAP measures within this context provides investors with additional useful information in evaluating the company’s performance.

Comment No. 4:

In your responses to our comments no. 2 and 3 you indicate that the requirements of Item 10(e)(1) of Regulation S-K and Question 8 of the frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures do not apply to furnished information under Item 2 of Form 8-K which is not consistent with the guidance of SEC Release No 33-8176 or instruction 2 to Item 2.02 of Form 8-K.  Tell us how you plan to address the disclosure requirements of 10 (e) (1) (i) of Regulation S-K and Regulation G relating to Non-GAAP financial measures and provide us with your revised disclosures.  Also be advised that if the Company continues to include a reconciliation of Net Income to Adjusted Net Income on a line by line item basis in future filings, the disclosures required pursuant to the aforementioned Regulation would apply to each adjusted financial statement line item.

Response to Comment 4:

In our most recent earnings release we revised the reconciliation of Net Income to Adjusted Net Income as outlined in our response dated September 8, 2005 to the Staff’s initial comment letter dated August 25, 2005 and will continue to present the reconciliation in this manner in the future.

Please feel free to contact me directly at 818-287-3318 should further discussion on the above points be necessary.

Respectfully submitted,

/s/ Charles S. Hilliard

Charles S. Hilliard
Executive Vice President, Finance
and Chief Financial Officer

cc:                                 Megan Akst, Division of Corporation Finance

Tom Ferraro, Division of Corporation Finance